FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

New York, March 8, 2006. This is a notice to inform you that Endesa S.A.’s (NYSE: ELE) Board of Directors, at a meeting held on March 7, 2006, unanimously approved the appointment of Mr. José María Fernández Cuevas as member of the Audit and Compliance Committee replacing Mr. Francisco Nuñez Boluda (who is no longer a Board member)

Henceforth, Endesa S.A.´s Board of Directors, Executive Committee, the Committee of Audit and Compliance and the Committee of Appointments and Compensation are comprised as follows:

BOARD OF DIRECTORS
Manuel Pizarro Moreno (Chairman)
Rafael Miranda Robredo (CEO)
Alberto Alonso Ureba
Miguel Blesa de la Parra
José María Fernández Cuevas
José Manuel Fernandez Norniella
Rafael González-Gallarza Morales
Juan Ramon Quintás Seoane
Francisco Javier Ramos Gascón
Alberto Recarte Garcia-Andrade
Manuel Rios Navarro
Juan Rosell Lastortras
José Serna Masiá
Salvador Montejo Velilla (Secretary non director)

EXECUTIVE COMMITTEE
Manuel Pizarro Moreno (Chairman)
Rafael Miranda Robredo (CEO)
Alberto Alonso Ureba
Miguel Blesa de la Parra
Jose Maria Fernandez Cuevas
Jose Manuel Fernandez Norniella
Salvador Montejo Velilla (Secretary non director)

AUDIT AND COMPLIANCE COMMITTEE
Francisco Javier Ramos Gascon (Chairman)
Jose Maria Fernandez Cuevas
Alberto Recarte Garcia-Andrade
José Serna Masiá
Salvador Montejo Velilla (Secretary non director)

APPOINTMENTS AND COMPENSATION COMMITTEE
Rafael Gonzalez-Gallarza Morales (Chairman)
Juan Ramon Quintás Seoane
Manuel Ríos Navarro
Juan Rosell Lastortras
Salvador Montejo Velilla (Secretary non director)

For additional information please contact Álvaro Pérez de Lema,
North America Investor Relations Office,
telephone # 212 750 7200
http://www.endesa.es

* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comisión Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: March 8th , 2006	By:	/s/ Álvaro Pérez de Lema
	Name:	Álvaro Pérez de Lema
	Title:	Manager of North America Investor Relations